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                                HEALTHSPORT, INC.
                          7633 E 63rd Place, Suite 220
                                 Tulsa, OK 74133

November 21, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  March 31, 2008 Form 10-Q
                  June 30, 2008 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of your follow-up comment letter dated October 14, 2008.

Following are our responses to your comments:

Form 10-K for Fiscal Year Ended December 31, 2007
-------------------------------------------------

Consolidated Financial Statements
---------------------------------

Note 1:  Organization and Summary of Significant Accounting Policies
-------  -----------------------------------------------------------

Stock Option Plans, page 31
---------------------------

     1. Please refer to prior comment one. We acknowledge your adoption of SFAS 123R in the first quarter of 2006, which appears to indicated that theses awards were equity-classified. Please explain the specific factors that you considered in determining the classification for these awards. Included expanded disclosure that provides the information, described in paragraphs 64-65 and A240-A241 of SFAS 123R.

          Original comment 1.
          -------------------
          You adopted SFAS 123R in the first quarter of 2006. However, you recognized 2007 stock compensation expense of $1,536,423 based on "amortization of the intrinsic value of common stock options" and continue to present the contra equity account "Intrinsic Value of Common Stock Options." Please explain how this accounting treatment complies with SFAS 123R.


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Response:

The following factors caused the awards to be classified as equity awards:
     o The shares are not mandatorily redeemable within the scope of Statement 150, paragraphs 9 and 10;
     o    Shares do not have an embedded put or call;
     o    The shares when issued would be classified as equity;
     o There is no circumstance in which the Company can be required to settle the option with cash;
     o There were no share-based payment awards that would be classified as liabilities under Statement 150, paragraph 11 or 12;
     o The substantive terms of the awards are equity and are not to be settled in cash by the Company;
     o The share-based payments are not indexed to factors that are not market, performance or service conditions; and
     o None of the share-based payment awards would be classified as liabilities under other GAAP.

The following discussion follows the minimum disclosure requirements contained in A240 of SFAS 123R, for which we are in substantial compliance:

     a. A description of the share-based payment arrangements for options is included in the first full paragraph of Note 10 on page 42. The Plans originally were expected to grant options that vested over a three to four year period. In actual practice substantially all options are exercisable at the time of grant. This disclosure should be modified to include this point. The number, value and purpose of share grants is included in Note 11 on page 44.
     b.   (1) See table in Note 10 on page 42.
          (2) There are no unvested shares.
     c. (1) This amount is not separately disclosed, but can be calculated by dividing the total amount included in the consolidated statements of stockholders' equity and dividing by the number of shares granted which is included in Note 10 on page 42.
          (2) No options were exercised, no share-based liabilities were paid and no unvested options vested during the year. The table in Note 10 on page 42 shows no options being exercised. As of December 31, 2007, there were unvested options to acquire 20,000 shares outstanding (less that 1% of the total).
     d. (1) The number and weighted average exercise price of all options is included in the table in Note 10 on page 42. The aggregate intrinsic value is the amount included in stockholders' equity on the balance sheet. The weighted-average remaining contractual term of options outstanding is included in the table in Note 10 on page 43.
          (2) The number and weighted-average exercise price of vested options is included in the table in Note 10 on page 42. The intrinsic value of the one unvested option is $21,438 at December 31, 2007, so the disclosure in d(1) would be within 99% of the vested amount. The contractual term of all outstanding options is included in the table in Note 10 on page 43, which is substantially the same for all vested options.

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     e.   (1) The method used to value share-based payment arrangements is included in Note 1 on page 33.
          (2) This information is included in a table in Note 10 on page 43.
     f. Any grants not included in the Plan disclosure are separately disclosed following the tables in Note 10. The terms and characteristics of these options are essentially the same as the options granted pursuant to the Plan.
     g. (1) No share-based compensation cost is currently capitalized. The share-based expenses recognized are included in the statements of earnings.
          (2) There have been no share-based payment modifications.
     h. As noted above, this amount is $21,438 of the total balance of $2,860,229, which is insignificant.
     i. No options were exercised, see the table in Note 10 on page 42, so no cash was received.
     j.   None.
     k. We have no treasury shares and have no plans to re-acquire outstanding shares, so we would have to issue new shares.

Note 2: Acquisitions
--------------------

Innozen, Inc., page 34
----------------------

     2. Please refer to prior comment three. You have not described the methods and specific assumptions used to determine the $28.5 million fair value of acquired intangible assets. Please provide this information. In addition, include an explanation of the specific factors that you considered in concluding that the exclusive royalty free license granted to Schering -Plough did not impact your valuation of InnoZen intangible assets.

          Original comment 3.
          -------------------
          You disclose that patent costs include "costs allocated to the proprietary technology for formulation of the thin film" and trade secrets include "costs allocated to our formulations." Also, you stat that only 5 patents exist, all of which are pending, and that 82% of InnoZen's 2006 sales were to three customers. Please provide us a summary that explains how the fair value of the acquired capitalized patent and trade secret costs, trademarks and client lists were determined. In your summary, provide a breakdown showing the amount allocated to each asset and explain the methodology and key assumptions used in this determination.

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Response:

We valued the assets of InnoZen, Inc. as follows on May 4, 2007:

Value of common stock issued to acquire InnoZen 18,249,952
  shares @$1.50/share (price based on the amount
  the stock was selling in a private placement at the time)        $ 27,374,928
Previous loans from HealthSport to InnoZen                              750,000
InnoZen liabilities assumed                                           1,449,922
                                                                   -------------
     Total consideration                                             29,574,850
                                                                   -------------
Tangible assets acquired:
  Current assets, including cash                                        601,825
  Property and equipment                                                471,188
  Other assets                                                           10,583
                                                                   -------------
                                                                      1,083,596
                                                                   -------------
Intangible assets acquired                                         $ 28,491,254
                                                                   =============


The total amount allocated to intangible assets was determined as noted above. The allocation to specific intangibles was detailed in our response dated September 26, 2008. As of April 30, 2007, immediately prior to the acquisition of InnoZen by HealthSport, InnoZen had $568,750 in revenue deferred on the license and distribution contracts discussed in the following comment. The deferred revenue is included in the InnoZen liabilities assumed amount above. Accordingly, the license and distribution agreements did impact the valuation of the intangibles.

     3. Please refer to prior comment five. We acknowledge your response. However, despite the lack of product approvals, we continue to believe that you should describe the exclusive royalty free license granted to Schering-Plough for the distribution and marketing of your film strip products in many markets outside the United States. Please revise your disclosure to include the significant terms of the distribution contract with Schering-Plough.

          Original comment 5.
          -------------------
          In your September 20, 2007 Form 8-K/A, InnoZen discloses that it entered into a distribution contract with Schering-Plough whereby it was granted an exclusive royalty free license to distribute, market, offer to sell and import your film strip products in Australia, New Zealand, Singapore, Indonesia, Pakistan, Hong Kong, Taiwan, Vietnam, Malaysia, Thailand, Philippines, India and China. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include the significant terms of this contract or explain why it was not included in your filing. Also, explain the impact of this distribution agreement on your valuation of InnoZen intangible assets.

Response:

At May 4, 2007, InnoZen had a license agreement with Innovay, Inc., a wholly owned subsidiary of Migami, Inc., dated July 18, 2005 and amended August 25, 2006, a distribution agreement with Schering-Plough Pty Limited dated June 1, 2006, and a distribution agreement with Schering-Plough, S.A. DE C.V dated January 29, 2007, as summarized below. To date, none of these agreements have produced any sales.

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The License Agreement covered the "Territories" - China, Japan and South Korea and licensed existing technology for the Suppress Cough Strips and other products to be jointly developed. The agreement provided for Innovay to pay InnoZen $750,000 and further provided that Innovay was required to purchase certain minimum quantities of product over a five-year period. The agreement terminates on July 17, 2020, unless terminated earlier. On August 25, 2006, the parties amended the original agreement to remove the sales requirements of the original agreement and to terminate Innovay's exclusive distribution rights in the Territories. In addition, the parties agreed to construct a new manufacturing facility in China and/or Korea which would be paid for by Innovay. InnoZen would receive $250,000 upon signing the agreement and $50,000 per year minimum for the initial five-year term of the agreement, less any profit sharing received.

On June 1, 2006, InnoZen and Schering-Plough Pty Ltd entered into an exclusive distribution agreement for the Territories: Australia, New Zealand, Singapore, Indonesia, Pakistan, Hong Kong, Taiwan, Malaysia, Thailand, Korea, Philippines, India and China. The agreement covered InnoZen's existing cough products through May 31, 2011, and can be terminated by InnoZen if Schering does not meet certain minimum purchase requirements.

On January 29, 2007, InnoZen and Schering-Plough, S.A. DE C.V. entered into a substantially similar agreement which covered the following Territories:
Argentina, Belize, Brazil, Chile, Columbia, Costa Rica, Dominican Republic, Ecuador, El Salvador, Guatemala, Haiti, Honduras, Mexico, Nicaragua, Panama, Peru, Puerto Rico, Venezuela, and the English Speaking Caribbean Markets, which are: Antigua, Aruba, Bahamas, Barbados, Bermuda, Cayman, Curacao, Grenada, Guyana, Jamaica, St. Croix, St. Kitts, St. Lucia, St. Marteen, St. Vincent, St. Thomas, Tortola and Trinidad. This agreement provided for an initial payment by Schering to InnoZen of $150,000 to be applied toward initial product purchases for Mexico.

     4. Please refer to prior comment six. Please revise your disclosure to include customer concentration information, as reflected in your consolidated statement of operations for the year ended December 31, 2007, in accordance with paragraph 39 of SFAS 131. If the InnoZen's customers that were significant to InnoZen before your acquisition are no longer significant customers to your revenues after you acquired InnoZen, please explain to us why.

          Prior comment 6.
          ----------------
          In your September 20, 2007 Form 8-K/A, InnoZen discloses that sales were significantly concentrated with three customers in 2006. This disclosure appears to have been omitted from your 2007 Form 10-K. Please revise your disclosure to include this information or explain why it was not included in your filing.

                                       5
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Response:

We will add the following disclosure in the 10-K:

Two customers accounted for 54% of pro forma revenue in 2007 and three customers accounted for 82% of pro forma revenue in 2006.

     5. Please refer to prior comment seven. You have not explained why the 2006 pro forma net loss shown in Note 2 is lower by $2,782,672 than the corresponding amount shown on page 4 of Exhibit 99.4 to your September 20, 2007 Form 8-K/A. We reissue our original comment. Please revise your disclosure in your Form 10-K, as appropriate.

          Original comment 7.
          -------------------
          You disclose the 2006 pro forma impact of the InnoZen acquisition as resulting in a net loss of $3,571,337 and net loss per share of $0.15. However, in your September 20, 2007 Form 8-K/A, the corresponding amounts disclosed were a net loss of $6,354,009 and net loss per share of $0.27. Please explain to us the factors that produced these material differences. Revise your disclosure in your Form 10-K, as appropriate.

Response:

The pro forma calculation in the Form 8-K/A filed on September 20, 2007, assumed the acquisition occurred as of January 1, 2006 and included the following items:

         o    Expenses the research and development cost which was
              recorded as part of the acquisition of Innozen          $  847,336
         o    Amortization of intrinsic value of common stock options as
              if the options had been issued at the beginning of 2006    944,904
         o    Record amortization of intangibles as if the acquisition
              had occurred at the beginning of 2006                    1,169,928
                                                                      ----------
                                                                      $2,962,168
                                                                      ==========

The additional amortization will be included in the pro forma disclosure in the 10-K as appropriate.


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The Company acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/s/ Hank Durschlag
------------------
M.E. "Hank" Durschlag
Acting Chief Executive Officer

Cc Creason & Associates, P.L.L.C.


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